February 14, 2012

VIA EDGAR

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on January 25, 2012 regarding the Registrant’s Post-Effective Amendment No. 58 to its Registration Statement on Form N-1A filed on December 9, 2011 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus International Credit Opportunities Fund (the “Fund”). Changes in response to the comments below will be reflected in Post-Effective Amendment No. 59 to the Trust’s Registration Statement. As you requested, this letter is being filed via EDGAR.

1.	Comment: In the Annual Fund Operating Expenses table, please provide an estimate for “Dividends and Interest on Short Sales.” You may add disclosure stating that it is difficult to estimate dividends and interest on short sales and therefore actual Fund expenses may be higher than those shown in the table.

Response: The Registrant cannot make the appropriate assumptions to calculate an estimate for dividends and interest on short sales and therefore believes that any such estimate would be misleading to shareholders or potential shareholders. Accordingly, the Registrant respectfully declines to provide an estimate for “Dividends and Interest on Short Sales.” However, the Registrant will provide disclosure stating that they are unable to estimate and therefore actual Fund expenses may be higher.

VEDDER PRICE

2.	Comment: In footnote “***” to the Annual Fund Operating Expenses table, please provide disclosure regarding whether the Adviser would still be entitled to reimbursement upon termination of the investment advisory agreement.

Response: The revised disclosure in footnote “***” indicates that the Fund’s reimbursement obligation is contingent on the investment advisory agreement being in effect.

3.	Comment: In footnote “***” to the Annual Fund Operating Expenses table, please clarify that the written agreement referred to is a binding contract.

Response: Footnote “***” to the Annual Fund Operating Expenses table has been revised as follows:

Driehaus Capital Management LLC, the Fund’s investment adviser, has entered into a contractual agreement to cap the Fund’s annual operating expenses…

4.	Comment: Please confirm that the Fund’s principal investment strategy is consistent with the SEC staff’s guidance on using “international” in a fund name and provide relevant disclosure.

Response: The Fund is an “international” fund in that it invests in at least three countries other than the United States. The following disclosure has been added on page 2 of the Prospectus:

The Fund typically invests in at least three countries other than the United States.

5.	Comment: With respect to the Fund’s investments in equity securities, please disclose the Fund’s market cap strategy and provide relevant risk disclosure.

Response: The sentence relating to investments in equity securities on page 2 of the Prospectus has been revised as follows:

The Fund also invests in common and preferred stocks across all market capitalizations.

In addition, the Principal Risks section contains disclosure regarding small and medium size company risk.

6.	Comment: Please provide disclosure as to the average weighted maturity of debt securities in which the Fund will invest. Please also provide disclosure as to the expected credit quality of those investments.

VEDDER PRICE

Response: The relevant disclosure on page 2 of the Prospectus has been revised as follows:

Debt securities may or may not have been rated by a rating agency and the investment adviser is not constrained by ratings when selecting debt securities for investment. ~~The Fund has no limit with respect to its portfolio maturity or duration.~~ The Fund may invest in debt securities of any maturity and does not attempt to maintain any pre-set average portfolio maturity or duration.

7.	Comment: In the Principal Risks section, under Derivatives Risk, please clarify that the risk is disproportionately great compared to the amount invested.

Response: The second sentence under Derivatives Risk has been revised as follows:

Derivative instruments may give rise to leverage and losses on derivatives may substantially exceed the initial investment.

8.	Comment: In the Principal Risks section, under Short Sale Risk, please disclose the expenses associated with short sales.

Response: The disclosure under Short Sale Risk has been revised to add the following language:

The use of short sales may also cause the Fund to have higher expenses than those of other funds.

9.	Comment: Under the Performance section, please confirm the disclosure is consistent with Item 4(b)(2)(i) of Form N-1A.

Response: The following disclosure has been added to the Performance section:

When available, the bar chart will show the variability of the Fund’s return over time and the table will show how the Fund’s performance compares to a broad-based market index.

10.	Comment: Please add to the Principal Investment Strategies section the language in the Investment Philosophy section relating to the purchase of securities.

Response: Disclosure regarding the purchase of securities currently is included in the Principal Investment Strategies section and the disclosure in the Investment Philosophy section has been revised to be similar to the Principal Investment Strategies disclosure.

VEDDER PRICE

11.	Comment: Please add the following disclosure to the Principal Investment Strategy section:

The Fund sells holdings for a variety of reasons, such as to adjust its average maturity or quality, to shift assets into better yielding securities, or to alter country or sector exposure.

Response: This language is currently disclosed in the last sentence of the second paragraph in the Principal Investment Strategies section.

12.	Comment: Please disclose whether the Fund’s arbitrage strategies are principal strategies.

Response: The Fund’s arbitrage strategies are principal strategies. Accordingly, under the Principal Investment Strategies section, the current disclosure states:

In addition to investing in outright long and short positions, as part of its investment strategy, the Fund will engage in a variety of arbitrage trading strategies to seek to take advantage of relative value opportunities between two or more securities.

13.	Comment: Please confirm whether the risks contained in the Related Risks section are principal risks and, if so, please include them in the Principal Risks section.

Response: A summary of the risks previously disclosed in the Related Risks section that are principal risks has been moved to the Principal Risks section. The risks that are not principal risks have been moved to a section entitled Other Investment Strategies and Risks.

14.	Comment: Please reconcile the difference between the risks in the Related Risks section and the risks in the Portfolio Investments and Other Risk Considerations section.

Response: As noted above in response to Comment 13, all risk disclosure has been moved to either the Principal Risks section or the Other Investment Strategies and Risks section.

15.	Comment: In the Portfolio Investments and Other Risk Considerations section, please confirm that illiquid securities are not a principal investment of the Fund.

Response: The Fund does not principally invest in illiquid securities. Accordingly, the disclosure has been included under the Other Investment Strategies and Risks section.

VEDDER PRICE

16.	Comment: With respect to the Portfolio Investments and Other Risk Considerations section, please confirm why forward roll transactions and exchange traded funds (“ETFs”) are not discussed in connection with the Fund’s investment strategy. Also, with respect to the Fund’s investments in ETFs, please confirm whether the Fund should have a separate line item in the Annual Fund Operating Expenses table disclosing Acquired Fund Fees and Expenses.

Response: Forward roll transactions and ETFs are not principal investments of the Fund and thus are included in the discussion in the Other Investment Strategies and Risk section. Furthermore, a separate line item in the Annual Fund Operating Expenses table is not necessary as the Fund expects the impact of ETF expenses to be less than 0.01% of the average net assets of the Fund.

17.	Comment: In the SAI, with respect to the Investment Restriction relating to borrowing, please clarify that the Fund may only borrow from banks and also that the Fund has three days to reduce the amount of its borrowings if asset coverage falls below 33 1/3%.

Response: The following disclosure has been added to the section describing the fundamental investment restrictions:

With respect to the investment restriction relating to borrowing, the Fund may only borrow from banks and in the event that such asset coverage shall at any time fall below 33 1/3% of its total assets, the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 33 1/3% of its total assets.

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If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/Jennifer M. Goodman

cc:	Michelle L. Cahoon
Cathy G. O’Kelly
Karin J. Flynn